Mail Stop 7010

            October 14, 2005

Mr. William C. Denninger
Senior Vice President, Finance and
Chief Financial Officer, Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06011-0489

	RE:	Form 10-K for fiscal year ended December 31, 2004
		Forms 10-Q for the periods ended March 31 and June 30,
2005
		Form 8-K filed and dated July 25, 2005
		File No. 1-4801

Dear Mr. Denninger:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at
(202) 551-3741 or, in his absence, to the undersigned at (202)
551-
3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief





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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE